United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

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Press Release
Signature Page

Vale announces filing of registration
Rio de Janeiro, June 12, 2008 — Companhia Vale do Rio Doce (Vale) announces that it has filed with the Brazilian securities regulator, the Comissão de Valores Mobiliários (CVM), a request for registration of a proposed public offering of shares.
The completion of the offering is subject to CVM approval and to conditions in the global capital markets. If Vale determines to proceed, it will provide further information on the characteristics of the offering. As described in the filing:
•	Vale estimates the total size of the offering to reach US$ 14 billion, not including any exercise of the underwriters’ over-allotment option. Vale proposes to conduct an offering in Brazil of common shares and preferred class A shares. Vale also proposes to conduct a concurrent international offering of common shares and preferred class A shares, including shares in the form of American Depositary Shares (ADSs), which will be registered with the U.S. Securities and Exchange Commission.

•	Existing shareholders of Vale will have the right to subscribe for shares in the Brazilian offering on a priority basis, in proportion to their holdings of Vale shares, subject to certain limitations to comply with legal requirements outside Brazil. Valepar S.A., which currently holds 53.3% of Vale’s common shares, has decided to exercise its priority subscription rights. As a result, there will be no change in the proportion of the common shares owned by Valepar.

•	The proceeds of the offering will be used for general corporate purposes, which may include financing its program of organic growth based on its US$ 59 billion investment plan, strategic acquisitions and increased financial flexibility.
Vale has an effective registration statement on file with the U.S. Securities and Exchange Commission. If the offering proceeds, copies of the preliminary prospectus supplement for the international offering may be obtained when they are available from Credit Suisse Prospectus Department, One Madison Avenue, New York, NY, 10010, +1 800 221 1037.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: June 12, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations